Exhibit 99.1

NOTICE OF SEVENTH ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE SEVENTH ANNUAL GENERAL MEETING OF SIFY LIMITED WILL BE HELD ON MONDAY, 23JUNE 2003 AT 11.00 A.M. AT THE REGISTERED OFFICE OF THE COMPANY AT 2nd FLOOR, TIDEL PARK, 4 CANAL BANK ROAD, TARAMANI, CHENNAI 600113, INDIA.

ORDINARY BUSINESS

1)	To adopt the Audited Balance Sheet as of March 31, 2003 and the Profit and Loss Account, the Auditors’ Report and the Directors’ Report for the fiscal year ended March 31, 2003.

2)	To appoint a Director in place of Mr. Donald M. Peck, a Director who retires by rotation, and being eligible, offers himself for reappointment.

3)	To reappoint M/s. Bharat S. Raut & Co., Chartered Accountants, who retire at the conclusion of this Annual General Meeting, for a further period of one year (i.e., till the conclusion of next Annual General Meeting), on a remuneration to be fixed by the Board of Directors.

SPECIAL BUSINESS

4)	Appointment of Mr Eric Hsia as a Director

To consider and if thought fit to pass with or without modifications, the following resolution as an Ordinary resolution.

“RESOLVED that Mr. Eric Hsia who was appointed as an additional director of the Company by the Board, who ceases to hold office under section 260 of the Companies Act, 1956 and in respect of whom a notice under section 257 of the Companies Act, 1956 has been received by the Company proposing his candidature for the office of director, be and is hereby appointed as director of the Company.”

5)	Appointment of Mr Ravi Chandra Adusumalli as a Director

To consider and if thought fit to pass with or without modifications, the following resolution as an Ordinary resolution.

“RESOLVED that Mr. Ravi Chandra Adusumalli who was appointed as an additional director of the Company by the Board, who ceases to hold office under section 260 of the Companies Act, 1956 and in respect of whom a notice under section 257 of the Companies Act, 1956 has been received by the Company proposing his candidature for the office of director, be and is hereby appointed as director of the Company.”

6)	Appointment of Mr Sandeep Reddy as a Director

To consider and if thought fit to pass with or without modifications, the following resolution as an Ordinary resolution.

“RESOLVED that Mr. Sandeep Reddy who was appointed as an additional director of the Company by the Board, who ceases to hold office under section 260 of the Companies Act, 1956 and in respect of whom a notice under section 257 of the Companies Act, 1956 has been received by the Company proposing his candidature for the office of director, be and is hereby appointed as director of the Company.”

7)	Appointment of Mr V Srinivas as a Director

To consider and if thought fit to pass with or without modifications, the following resolution as an Ordinary resolution.

“RESOLVED that Mr. V. Srinivas who was appointed as an additional director of the Company by the Board, who ceases to hold office under section 260 of the Companies Act, 1956 and in respect of whom a notice under section 257 of the Companies Act, 1956 has been received by the Company proposing his candidature for the office of director, be and is hereby appointed as director of the Company.”

8)	Appointment of Mr K Thiagarajan as a Director

To consider and if thought fit to pass with or without modifications, the following resolution as an Ordinary resolution.

“RESOLVED that Mr. K. Thiagarajan who was appointed as an additional director of the Company by the Board, who ceases to hold office under section 260 of the Companies Act, 1956 and in respect of whom a notice under section 257 of the Companies Act, 1956 has been received by the Company proposing his candidature for the office of director, be and is hereby appointed as director of the Company.”

9)	Sponsor an ADS Issue

To consider and if thought fit to pass with or without modifications, the following resolution as a Special resolution.

a)	RESOLVED THAT subject to the approval, consent, permission and sanction of the Foreign Investment Promotion Board, Government of India, Reserve Bank of India, Ministry of Finance, Department of Company Affairs and any other appropriate authorities, institutions or regulators as may be necessary and subject to such conditions as may be prescribed by any of them in granting any such approval, consent, permission or sanction, the Board of Directors (hereinafter referred to as the ‘Board’, which term shall be deemed to include any committee thereof) be and are hereby authorized on behalf of the Company, in accordance with FEMA, to sponsor the issue of American Depository Shares (hereinafter “ADSs”) with an Overseas Depository against existing Equity Shares of the Company deposited by the shareholders of the Company (hereinafter referred to as the “Equity Shareholders”), pursuant to an option given to all Equity Shareholders in terms of the Sponsored ADR Regulations, (hereinafter “Sponsored ADS Offering”), on such terms and conditions as the Board may in its absolute discretion deem fit, and to cause allotment to the investors in such foreign markets (whether institutions and/or incorporated bodies and/or individuals or otherwise and whether such Investors are members of the company or otherwise) of ADSs by the Overseas Depository in a private or public transaction, where each such ADSs shall represent one existing fully paid up Equity Share of par value Rs.10 per share, deposited pursuant to the Sponsored ADS offering, and the size of the Sponsored ADS Offering shall not be the lesser of 3,600,000 Equity Shares and the greater of 4,605,000 Equity Shares.

b)	RESOLVED FURTHER THAT the Company through the Overseas Depository sponsor the issue of Depository Receipts representing the underlying Equity Shares deposited pursuant to the Sponsored ADS Offering.

c)	RESOLVED FURTHER THAT for the purpose of giving effect to the Sponsored ADS Offering or the allotment of the ADSs, the Board and other designated officers of the Company be and are hereby authorized on behalf of the Company, to do all such acts, agreements, deeds, documents, incur costs in connection with the Sponsored ADS Offering and to do things as it may at its discretion deem necessary or desirable for such purpose including without limitation, circulation and the Invitation to Offer to all the Equity Shareholders, to the extent required by applicable law, filing a Registration Statement and other documents with the United States Securities and Exchange Commission (SEC), listing the securities on the Nasdaq National Market and entering into private placement, underwriting, indemnification, escrow, marketing and depository arrangements in connection with the Sponsored ADS Offering, as it may in its absolute discretion deem fit.

d)	RESOLVED FURTHER THAT the pricing of the Sponsored ADS Offering be determined by the Lead Manager, in accordance with the provisions of Regulation 4B (i) of the FEMA Notification No. 41/2001 dated 2 March 2001.

e)	RESOLVED FURTHER THAT the Board be and is hereby authorized to determine all terms and conditions of the Sponsored ADS Offering, settle all questions, difficulties or doubts that may arise in regard to the Sponsored ADS Offering, offer or allotment of ADS and in complying with the Sponsored ADR Regulations, nature and manner of offering in case any of the existing shareholders do not opt for disinvestment through ADS as the Board may in its absolute discretion deem fit, without being required to seek any further clarification, consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

f)	RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of its powers conferred to any committee of directors or Managing Director or Director(s) or any other Officer(s) of the Company to give effect to these aforesaid resolutions.”

By Order of the Board
For Sify Limited

R. Ramachanderan
Company Secretary

Place: Chennai
Date : 17 April 2003

Notes:

A member entitled to attend and vote at the meeting is entitled to appoint a proxy and such proxy need not be a member of the Company. In order to be effective, proxies must be received by the Company not less than 48 hours before the commencement of the meeting.

An Explanatory Statement pursuant to Section 173(2) of the Indian Companies Act, 1956, is annexed hereto.